SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IMPERIAL PETROLEUM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y3894J187

(CUSIP Number)

Harry N. Vafias

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

011 30210 625 0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y3894J187

1	NAME OF REPORTING PERSONS Flawless Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,121,853*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,121,853*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,121,853*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

*	Based on a conversion price of the Series C Convertible Preferred Stock of $1.7209, which is the Ten-Day VWAP for the period ended on the last trading day prior to the date of this Amendment No. 3.

CUSIP No. Y3894J187

1	NAME OF REPORTING PERSONS Arethusa Properties LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,083,686
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,083,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,083,686
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.0%*
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. Y3894J187	13D

1	NAME OF REPORTING PERSONS Harry N. Vafias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,297,638
	8	SHARED VOTING POWER 10,205,539*
	9	SOLE DISPOSITIVE POWER 1,297,638
	10	SHARED DISPOSITIVE POWER 10,205,539*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,503,177*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 36.8%*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	Based on a conversion price of the Series C Convertible Preferred Stock of $1.7209, which is the Ten-Day VWAP for the period ended on the last trading day prior to the date of this Amendment No. 3.

AMENDMENT NO. 3 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D (originally filed on August 4, 2023 and amended by Amendment No. 1 filed on August 23, 2023 and Amendment No. 2 filed on November 3, 2023), relates to the common stock, par value $0.01 per share (“Common Stock”), of Imperial Petroleum Inc., a Marshall Islands corporation (the “Issuer”).

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D.

All share amounts reflect the 1-for-15 reverse split of the Common Stock effected by the Issuer on April 28, 2023.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated to read as follows:

(a)-(c), (f) This Schedule 13D is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 10 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation (“Flawless”), Arethusa Properties LTD, a British Virgin Islands company (“Arethusa”), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the “Reporting Persons”). The principal business of Flawless is investing in securities. The principal business of Arethusa is acting as a ship holding company. The business address of each of Flawless and Mr. Vafias is 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. The business address of Arethusa is Kingston Chambers, P.O BOX 173, Road Town, Tortola, British Virgin Islands. The sole officer and director of each of Flawless and Arethusa is Harry N. Vafias. Harry N. Vafias is an individual of Greek citizenship who is the Chief Executive Officer, President and a director of the Issuer and the Chief Executive Officer, President, Chief Financial Officer and a director of StealthGas Inc. and the Non-Executive Chairman of the Board of Directors of C3is Inc.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by adding the following paragraphs to the end of Item 3:

On December 5, 2023, Mr. Vafias’s mother, Theano Vafias, transferred all of the outstanding equity interests in Arethusa, which owns 2,083,686 shares of Common Stock and 28,146 shares of the Issuer’s 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”), to Mr. Vafias without consideration. Arethusa acquired 597 of these shares of Common Stock and 1,493 of these shares of Series A Preferred Stock on December 3, 2021 in the spin-off distribution to its common stockholders effected by StealthGas Inc., and the remainder of these shares of Common Stock (i.e., 2,083,089) for $3,490,114 (including commissions) in open market purchases through brokers between September 20, 2023 and November 7, 2023 using its working capital and the remainder of these shares of Series A Preferred Stock (i.e., 26,653) for $500,214 (including commissions) in open market purchases through brokers between December 6, 2021 and March 2, 2022 using its working capital.

This Amendment No. 3 also updates the number of shares beneficially owned by Flawless and Mr. Vafias as a result of changes in the conversion price of the Series C Cumulative Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series C Convertible Preferred Stock”), of the Issuer due to changes in the Ten-Day VWAP of the Common Stock for the ten trading day period ended on the date prior to the filing of this Amendment No. 3. The 13,875 shares of Series C Convertible Preferred Stock owned by Flawless are convertible, at the holder’s option into shares of Common Stock at a conversion price equal to the lower of $7.50 and the preceding ten-day volume weighted average price (the “Ten-Day VWAP”) of the Common Stock, which as of the date of this Amendment No. 3 equaled $1.7209.

This Amendment No. 3 also updates the percentage of Common Stock of the Issuer beneficially owned by the Reporting Persons, including to reflect the purchase of shares of common stock by the Issuer pursuant to its share repurchase program.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Any Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the shares then held by the Reporting Persons, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer’s securities; and other factors and future developments.

Mr. Vafias serves as the Chairman and Chief Executive Officer of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer’s business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D. In connection with these discussions, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D. Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer or the operations and conduct of the Issuer’s business will be dependent upon the Reporting Persons’ review of numerous factors, including those listed above, and the Reporting Persons specifically reserve the right to change their intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

Item 5.	Interest in Securities of the Issuer.

(a) See Items 11 and 13 on the cover pages to this Amendment No. 3 for the aggregate number and percentage of the class of Common Stock owned by each Reporting Person.

(b) Number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.

(c) Annex A, attached hereto, sets forth transactions in the Common Stock that were effected during the past 60 days by Arethusa, in addition to the transactions described in Item 3. The transactions in the Common Stock described on Annex A were effected on securities exchanges through brokers unless otherwise indicated therein. Except as set forth in this Schedule, none of the Reporting Persons has engaged in any transaction in any Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 10: Joint Filing Agreement, dated December 11, 2023, among Flawless Management Inc., Arethusa Properties LTD, a British Virgin Islands company, and Harry N. Vafias.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2023

FLAWLESS MANAGEMENT INC.

By:	/s/ Harry N. Vafias
Harry N. Vafias
President

ARETHUSA PROPERTIES LTD

/s/ Harry N. Vafias
Harry N. Vafias
President

/s/ Harry N. Vafias
Harry N. Vafias